SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

September 14, 2004

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ..

Suite 300, 570 Granville Street

VANCOUVER, B.C., V6C 3P1

Telephone: (604) 689-1428  /  Facsimile: (604) 681-4692

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited financial statements of the Kirkland Lake Gold Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Robert Hinchliffe, Chief Financial Officer of Kirkland Lake Gold Inc., certify that:

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kirkland Lake Gold Inc. (the issuer) for the interim period ending July 31, 2004.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated September 13, 2004

“Robert Hinchcliffe”

ROBERT HINCHCLIFFE

Chief Financial Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Brian A. Hinchcliffe, Chief Executive Officer of Kirkland Lake Gold Inc., certify that:

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kirkland Lake Gold Inc. (the issuer) for the interim period ending July 31, 2004.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated September 13, 2004

“Brian A. Hinchclifffe”

BRIAN A. HINCHCLIFFE

Chief Executive Officer

KIRKLAND LAKE GOLD INC.

UNAUDITED INTERIM FINANCIAL STATEMENTS

THREE MONTH PERIOD ENDED JULY 31, 2004

(EXPRESSED IN CANADIAN DOLLARS)

NOTICE TO READER

We have compiled the balance sheet of Kirkland Lake Gold Inc. as at July 31, 2004 and the statements of operations and deficit and cash flows for the period then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

Kirkland Lake, Ontario September 3, 2004	ROSS, POPE & COMPANY CHARTERED ACCOUNTANTS

KIRKLAND LAKE GOLD INC.

BALANCE SHEETS

AS AT JULY 31, 2004 AND APRIL 30, 2004

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

	JULY 31 2004	APRIL 30 2004
Assets
Current assets
Cash and cash equivalents	$3,139,637	$11,720,591
Short-term investments	190,000	190,000
Accounts receivable	501,343	435,006
Inventories (Note 3)	2,043,202	1,527,553
Prepaid expenses and deposits	318,897	323,194
Subscriptions receivable (Note (8.b))	14,280,553	-
	20,473,632	14,196,344

Deferred financial charges (Note 7(c))	236,771	233,591
Mineral properties (Note 4)	15,082,143	14,118,836
Property, plant and equipment (Note 5)	10,114,625	9,937,904
Mine closure bonds	2,043,435	2,043,435
	$47,950,606	$40,530,110

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 11(b))	$8,353,477	$7,474,220
Convertible loans (Note 7)	3,087,486	3,088,818
	11,440,963	10,563,038

Mortgage payable	84,000	84,000
Asset retirement obligation	2,043,435	2,043,435
	13,568,398	12,690,473
Shareholders' Equity
Capital stock (Note 8)
Authorized Unlimited common shares without par value Issued 40,847,438 (April 30, 2004 - 36,479,606) common shares	67,065,894	51,956,501
Options (Note 9) and (Note 2(b))	960,847	170,451
Warrants (Note 10)	5,064,605	4,983,765
Equity component of convertible loans (Note 7)	535,455	271,839
Contributed surplus	154,768	18,010
Deficit (Note 2(b))	(39,399,361)	(29,560,929)
	34,382,208	27,839,637
	$47,950,606	$40,530,110

Nature of operations and going concern (Note 1)

See accompanying notes to interim financial statements.

Approved by the Board of Directors:

(signed) "Brian E. Bayley" Director

(signed) "S. Paul Kostuik" Director

KIRKLAND LAKE GOLD INC.

STATEMENTS OF OPERATIONS AND DEFICIT

THREE MONTHS ENDED JULY 31, 2004 AND 2003

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

	THREE MONTH PERIOD ENDED JULY 31	THREE MONTH PERIOD ENDED JULY 31
	2004	2003

Mining revenue	$3,591,536	$707,606
Operating costs	9,368,682	3,797,868
Amortization and depletion	468,021	223,471
Operating income (loss)	(6,245,167)	(3,313,733)

General and administrative	385,745	372,751
Royalties	84,992	14,170
Exploration	1,717,198	252,288
Amortization of finance charges	212,839	6,250
Interest and bank charges	230,425	47,662
Stock-based compensation	171,524	6,607
Interest and other income	(16,708)	(7,612)
	2,786,015	692,116
Loss for the period	(9,031,182)	(4,005,849)
Deficit - beginning of period	(29,560,929)	(6,944,771)
Adjustment on adoption of accounting standards (Note 2(b))	(807,250)	-
Deficit - beginning of period, as restated	(30,368,179)	-
Deficit - end of period	$(39,399,361)	$(10,950,620)

Basic and diluted loss per share	$(0.25)	$(0.16)
Basic and Diluted Weighted Average number of shares outstanding	36,749,310	24,377,410

See accompanying notes to interim financial statements.

KIRKLAND LAKE GOLD INC.

STATEMENT OF CASH FLOWS

THREE MONTHS ENDED JULY 31, 2004 AND 2003

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

	THREE MONTH PERIOD ENDED JULY 31	THREE MONTH PERIOD ENDED JULY 31
	2004	2003
Cash flows from operating activities
Loss for the period	$(9,031,182)	$(4,005,849)
Items not affecting cash
Amortization and depletion	468,021	223,471
Accretion of interest and finance charges	339,101	53,840
Stock-based compensation	171,524	6,607
Changes in non-cash working capital items
Accounts receivable	(66,337)	(337,305)
Inventories	(515,649)	(998,578)
Prepaid expenses	4,297	409,083
Accounts payable and accrued liabilities	879,257	1,381,894
	(7,750,968)	(3,266,837)
Cash flows from financing activities
Net proceeds from issuance of capital stock	559,313	730,860
Proceeds from shares allotted and paid but not issued	-	2,513,990
Proceeds from issuance of convertible loans	2,406,250	1,000,000
Payment of notes payable and convertible loans	(2,187,500)	(1,000,000)
	778,063	3,244,850
Cash flows from (applied to) investing activities
Purchase of property, plant and equipment	(493,875)	(1,025,896)
Additions to mineral properties	(1,114,174)	(1,905,953)
	(1,608,049)	(2,931,849)
Increase (decrease) in cash and cash equivalents	(8,580,954)	(2,953,836)
Cash and cash equivalents - Beginning of period	11,720,591	3,664,607
Cash and cash equivalents - End of period	$3,139,637	$710,771

Supplemental cash flow information (Note 13)

See accompanying notes to interim financial statements.

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

THREE MONTHS ENDED JULY 31, 2004

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Kirkland Lake Gold Inc. (the company) owns gold mining and milling operations in Kirkland Lake, Canada, which were inactive when acquired in December 2001 and have been placed back into commercial production.  The continued operations of the company are dependent upon the existence of economically recoverable reserves, the ability of the company to obtain financing as required to sustain the development, and upon future profitable production.

At July 31, 2004, the company had working capital of $9,032,669. Management estimates that these funds, together with funds from operations will be sufficient to meet the company’s obligations for the coming year. Actual funds available from operations may vary significantly from management’s estimates, due to changes in gold prices and foreign exchange rates, which are outside the control of management, and the success in achieving future production volumes and production costs which the company has not been able to achieve to date. Differences between actual results and management’s estimates will occur, and these differences may be material. Accordingly, there is no assurance that operations will result in sufficient funds being available to the company to continue in the normal course.

The company's ability to continue as a going concern is dependent on future financings until the attainment of profitable and cash-generating operations sufficient to sustain the company.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

BASIS OF PRESENTATION

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principals ("GAAP") in Canada.  They do not include all of the information and disclosures required by Canadian GAAP for annual audited financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim financial statements should be read in conjunction with the company's audited financial statements including the notes thereto for the year ended April 30, 2004.

(b)

STOCK-BASED COMPENSATION (CHANGE IN ACCOUNTING POLICY)

The company has a stock option plan as described in note 9.  Effective May 1, 2004, the company adopted the new accounting standard for stock-based compensation.  The standard sets out a fair value approach that is required for all stock-based transactions.  Prior to May 1, 2004, the company used the intrinsic value-based method to account for its employee stock incentive plan and therefore no compensation expense had been recognized under the plan for stock options issued to employees and directors.  This change in policy has been applied retroactively without restatement of prior periods.

Stock-based compensation on options is recorded as an expense in the period the options are vested, based on the fair value estimated based on the Black-Scholes option pricing method.

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (CONT'D)

THREE MONTHS ENDED JULY 31, 2004

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

2.

SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

The restatement resulted in a cumulative increase of $807,250 to the opening deficit at May 1, 2004 and increases of $132,009, $54,030 and $621,211 to share capital, contributed surplus and options respectively.

(c)

ASSET RETIREMENT OBLIGATION  (CHANGE IN ACCOUNTING POLICY)

On May 1, 2004, the company retroactively adopted the new CICA accounting Standard, section 3110 for asset retirement obligations.  The adoption has not resulted in a material impact.

3.

INVENTORIES

	JULY 31	APRIL 30
	2004	2004

Mine operating supplies	$770,502	$626,146
Dore bars	998,610	182,175
Gold in process	274,090	719,232
	$2,043,202	$1,527,553

4.

MINERAL PROPERTIES

	JULY 31	APRIL 30
	2004	2004
Balance - Beginning of period	$14,118,836	$8,117,495
Additions:
Development costs	1,114,174	6,274,587
Depletion	(150,867)	(273,246)
Balance - End of period	$15,082,143	$14,118,836

	JULY 31	APRIL 30
	2004	2004
Acquisition allocation	$773,360	$781,127
Underground development	11,413,705	10,427,302
Underground pumping	1,940,933	1,946,609
Mill and surface facilities	145,187	146,640
Lakeshore underground access ramp	808,959	817,158
	$15,082,143	$14,118,836

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (CONT'D)

THREE MONTHS ENDED JULY 31, 2004

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

5.

PROPERTY, PLANT AND EQUIPMENT

		ACCUMULATED	JULY 31
	COST	AMORTIZATION	NET

Computer equipment	$256,613	$94,081	$162,532
Mine and mill equipment	11,730,617	2,051,645	9,678,972
Vehicles	78,142	24,674	53,468
Buildings	225,008	5,355	219,653
	$12,290,380	$2,175,755	$10,114,625

                 2004

		ACCUMULATED	APRIL 30
	COST	AMORTIZATION	NET

Computer equipment	$162,724	$75,075	$87,649
Mine and mill equipment	11,366,457	1,762,758	9,603,699
Vehicles	78,142	20,768	57,374
Buildings	189,182	-	189,182
	$11,796,505	$1,858,601	$9,937,904

6.

ASSET RETIREMENT OBLIGATION

	JULY 31	APRIL 30
	2004	2004
Asset retirement obligation	$2,043,435	$2,043,435

TOTAL UNDISCOUNTED ASSET RETIRMENT OBLIGATION	CREDIT ADJUSTED RISK-FREE RATE	ESTIMATED TIMING OF PAYMENT

$2,448,455	3.06%	2010

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (CONT'D)

THREE MONTHS ENDED JULY 31, 2004

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

7.

CONVERTIBLE LOANS

(a)

On June 11, 2004, the company completed loan financing of $2,406,250. The loan has a term of six months and bears interest at the rate of 10% per year.

The principal amount of the loan is convertible at the lenders' option into common shares at the rate of $4.40 per common share.

The company has determined the value of the equity conversion feature of the convertible loans to be $346,344 using the Black-Scholes option pricing model.  The remainder of $2,059,906 was classified as debt.

The lenders received an aggregate of 54,140 common shares as a bonus for making the loans. The common shares have been determined to have a fair value of $216,019 which will be amortized over the term of the loan.

(b)

On June 10, 2003, the company agreed in principle to complete a loan financing of $1,000,000. The loan has a term of eighteen months, which can be extended for eighteen months at the company's option (see below), and bears interest at the rate of 10% per year.

The principal amount of the loan is convertible at the lenders' option into common shares at the rate of $4.00 per common share and the accrued interest is convertible into common shares at the rate equal to the higher of $4.00 per common share or the then market price of the company's shares. If the loan is converted or repaid before the first anniversary date of the closing in August 2003, the lenders shall receive one year's worth of interest (excluding interest converted into shares) on the original loan amount.

The company has determined the value of the equity conversion feature of the convertible loans to be $189,111 using the Black-Scholes option pricing model.  The remainder of $810,889 was classified as debt.

On August 11, 2003 the lenders received an aggregate of 75,000 common shares at $3.00, as a bonus for making the loans, which have been determined to have a fair value of $225,000 and will be amortized over the initial term of the loan.

At the company's option, the maturity date of the loan may be extended 18 months by the issuance of 75,000 common shares.  The common shares, when issued, will be subject to a four month hold period from issuance of such common shares.

(c)

A summary of deferred finance charges incurred and amortization during the period is shown below.

JULY 31	APRIL 30
	2004	2004
Balance - Beginning of period	$233,591	$6,250
Finance charges incurred	216,019	747,813
Less: amortization	(212,839)	(520,472)
Balance - End of period	$236,771	$233,591

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (CONT'D)

THREE MONTHS ENDED JULY 31, 2004

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

8.

CAPITAL STOCK

	Number of	Stated
	shares	value
Balance - Beginning of period	36,479,606	$52,088,510
Exercise of options (Note 9)	98,125	197,989
Exercise of warrants (Note 10)	227,837	654,293
Private placements (Note 8(a)) and (Note (8.b))	4,041,870	16,166,939
Share issuance costs	-	(1,803,770)
Share proceeds allocated to warrants	-	(238,067)
Balance - End of period	40,847,438	$67,065,894

(a)

On June 10, 2004, the company issued 54,140 common shares at a fair value of $3.99 per common share, as a bonus on the $2,406,250 convertible loan financing (Note 7(a)).

(b)

On July 29, 2004, the company closed a brokered private placement of 3,987,730 shares at a price of $4.00 per share for gross proceeds of $15,950,920. The agent also received 199,386 warrants exercisable at $4.00 as compensation for the placement.  The warrants expire January 29, 2006. The company incurred commissions, fees and legal costs totalling $1,670,367 in connection with this placement.  Cash related to this private placement was received by the company on August 3, 2004.

9.

OPTIONS

The company has adopted a stock option plan.  The plan allows the company to grant options to directors, senior officers and employees of or consultants to the company and its subsidiaries or employees of a corporation providing management services to the company to acquire up to 2,000,000 common shares.

The plan provides that the exercise price of an option granted under the plan shall not be less than the market price at the time of granting the option.  Options have a maximum term of 10 years and terminate on the 90th day after the optionee ceased to be any of a director, officer, consultant or employee; on the 30th day after the optionee ceased to be an employee or consultant if the optionee was engaged in providing investor relations services for the company; or the earlier of the 90th day and the third month after the optionee ceased to be an employee or officer if the optionee is subject to the tax laws of the United States of America.

Notwithstanding that options can have a maximum term of 10 years it is presently the policy of the company to issue options for terms of 5 years.

Stock options issued to officers, directors, employees and consultants are as follows:

	Number of shares	Weighted average exercise price
Options outstanding - May 1	1,426,550	$2.16
Exercised	(98,125)	1.99
Forfeited	(24,000)	2.68
Options outstanding - July 31	1,304,425	$2.18
Options exercisable - July 31	981,875	$1.54

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (CONT'D)

THREE MONTHS ENDED JULY 31, 2004

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

9.

OPTIONS (CONT'D)

The following table summarizes information about stock options outstanding and exercisable at July 31, 2004:

Exercise price	Options outstanding	Options exercisable	Outstanding options weighted average remaining life (years)	Exercisable options weighted average remaining life (years)
$1.10	200,000	200,000	1.65	1.65
1.35	295,800	295,800	2.18	2.18
1.60	55,000	55,000	2.70	2.70
2.20	422,625	160,075	3.45	3.45
2.45	35,000	35,000	2.85	2.85
2.80	60,000	-	4.04	-
3.95	236,000	236,000	4.33	4.33
$1.10 - $3.95	1,304,425	981,875	3.02	2.38

The company grants all employee stock options with an exercise price equal to the market value of the underlying common shares on the date of grant.  Compensation costs for all grants under the employee stock option plan have been determined by the fair value method.  Compensation expense recorded for the three months ended July 31, 2004 was $147,806.

The fair value of each option at the date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

	JULY 31	APRIL 30
	2004	2004
Expected life of options	5 years	5 years
Risk-free interest rate	3 - 4%	3 - 4%
Expected stock price volatility	70%	70%
Expected dividend yield	0%	0%
Weighted-average fair value of options	$2.16	$2.75

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

For the period ended July 31, 2004, the value of stock options granted to non-employees for consulting services is $23,718.  The fair value of these options is estimated using the Black-Scholes option pricing model.

	JULY 31	APRIL 30
	2004	2004
Balance - Beginning of period as restated	$791,662	$112,362
Options granted to non-employees	23,718	81,515
Exercise of options	(2,339)	(23,426)
Balance - End of period	$813,041	$170,451

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (CONT'D)

THREE MONTHS ENDED JULY 31, 2004

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

10.

WARRANTS

The changes in warrants outstanding are as follows:

	Number of shares	Weighted average exercise price
Warrants outstanding - May 1, 2004	4,323,647	$3.88
Granted	199,386	-
Exercised	(227,837)	2.18
Warrants outstanding - July 31, 2004	4,295,196	$3.97

	JULY 31	APRIL 30
	2004	2004
Balance - Beginning of period	$4,983,765	$696,270
Unit proceeds allocated to warrants	-	4,740,649
Agents warrants issued in private placements	238,067	158,788
Exercise of warrants	(157,227)	(611,942)
Balance - End of period	$5,064,605	$4,983,765

11.

RELATED PARTY TRANSACTIONS

The following related party transactions occurred during the period:

(a)

The company paid office facilities and administration services in the amount of $10,500 (2003 - $10,500) to a company related by directors in common.

(b)

At July 31, 2004, accounts payable included $nil (2003 - $nil) owing to companies with directors in common. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12.

SEGMENTED INFORMATION

The company has one operating segment consisting of a mining and milling operation located in Kirkland Lake, Canada. During the periods ended July 31, 2004 and 2003 all of the company's capital assets, revenues earned and operations were in Canada.

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (CONT'D)

THREE MONTHS ENDED JULY 31, 2004

(UNAUDITED-SEE NOTICE TO READER)

(EXPRESSED IN CANADIAN DOLLARS)

13.

 SUPPLEMENTAL CASH FLOW INFORMATION

During the period ended July 31, 2004 and 2003, the company conducted non-cash financing and investing activities as follows:

	JULY 31	JULY 31
	2004	2003
Warrants issued as convertible loans financing costs	$238,067	$ -

14.

SUBSEQUENT EVENTS

(a)

On August 3, 2004 the company received the cash associated with the private placement  as disclosed in (Note (8.b)) .

KIRKLAND LAKE GOLD INC.

Management Discussion and Analysis

The following discussion of the financial position of Kirkland Lake Gold Inc. and the results of operations for the quarter ended July 31, 2004, are to be read in conjunction with the audited financial statements dated April 30th, 2004 and related notes for the periods then ended. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.  These statements together with the following Management’s Discussion and Analysis, dated September 12, 2004, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the potential future performance. Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed in form 20F, and filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov.

1. Overview

Kirkland Lake Gold Inc. is an operating gold mining company located in Kirkland Lake, Ontario, which owns the Macassa Mine and Mill and four contiguous former gold producing properties purchased on December 14, 2001.  The Company is committed to growth and profitability and its’ corporate goal is to continue to expand its gold reserves and to become a low cost gold producer.  Successful exploration results have increased proven and probable ore reserves by 78% since the acquisition of the mining properties. Gold production for fiscal year 2005 is planned to equal or exceed 65,000 ounces, with second half production scheduled to increase some 70% over the first six months as development work progresses and the workforce becomes more productive.   The shares of Kirkland Lake Gold currently trade on the TSE and more recently began trading on the AIM (Alternative Investment Market) of the London Stock Exchange.

2. Discussion of Quarterly Results

Kirkland Lake Gold incurred a loss for the quarter ended July 31, 2004 of $9,031,182 or $0.25 per share, which compares with a loss of $0.25 per share or a loss of $8,215,000 for the fourth quarter fiscal 2004 and a loss of $4,005,849 or $0.16 per share reported for the same period in fiscal 2004.  Gold revenues were higher on a year over year basis at $3,591,536, (2004- $707,606), due to higher gold sales.  Operating costs rose significantly to $9,368,682 (2004- $3,797,868), as near term development and stope mining increased.  The Company continued an active exploration program with exploration expenditures rising to $1,717,198 in the latest quarter, as compared with $252,288 reported for the same period of the prior year. After raising $7.7 million in flow through shares in late 2003, $3.5 million remains to be spent on eligible exploration expenditures by December 31, 2004

Financial Highlights (all amounts in thousands of Canadian dollars, except per share figures)
	3 months ended	3 months ended
	July 31	July 31
	2004	2003
Revenue	3,591	707
Operating Costs	9,369	3,797
Exploration Expenditure	1,717	252
Net (loss) before unusual item	(9,031)	(4,005)
Per share (basic and diluted)	(0.25)	(0.16)
Cash Flow (used) for operating activities	(7,751)	(3,266)
Net increase (decrease) in cash	(8,580)	(2,953)
Cash at end of period	3,140	710
Total Assets	47,950	22,233
Total Liabilities	13,568	10,851
Working Capital	9,033	(4,829)
Weighted average of shares outstanding	36,749,310	24,377,410

Gold sales during the latest fiscal quarter were 6,744 troy ounces with an average gold price of CDN$529 per ounce as underground production from #3 Shaft continues to increase.  This compares with gold sales of 1,445 ounces with an average sales price of CDN$490 per ounce during the same period of the prior year.  During the first quarter of fiscal 2005, negative operating cash flow amounted to $7,750,968, (2004- negative $3,266,837), as underground development and stoping activities are increasing in efforts to become cash flow positive.  During the latest quarter the Company raised $14.2 million on a net basis (the cash was received on August 3rd, 2004) to fund its operations.

During the latest quarter, total capital expenditures fell to $1,608,049, down from $2,931,849 reported for the prior year as the much of the equipment requirements were satisfied during the latest fiscal year. Of the $1.6 million invested in its operations, $493,875 (2004-$1,025,896) was spent on the purchase of equipment, as much of the increase in equipment requirements was satisfied during the past fiscal year. The remaining $1.1 million was invested in developmental projects which included 778 feet of development in the “D Zone,” the completion of the ore/waste pass system from the 4,250 foot to the 3,400 foot level which included 7220 feet of raisebore footage and 67 feet of finger raising.

3. Discussion of Costs

During the first quarter of fiscal year 2005, a total of $9,368,682, (2004 - $3,797,868) was spent on operating costs - (#3 Shaft – $5,824,241 versus first quarter fiscal 2004 - $2,688,692– Lakeshore Ramp – $1,280,352 versus 1Q04-$292,211) – Milling – ($1,000,954 versus 1Q04-$708,565), and other related costs, with approximately 60% of current operating costs related to labor.  The increase in operating costs for the latest quarter over the same period last year is due to the significant increase in underground development and stoping activities as evidenced by the fact that 25,840 tons (2004- 4,215 tons) were broken underground, of which 7,817 tons was ore and 18,023 tons was waste. Furthermore, 4,065 feet (2004- 896 feet) of lateral and vertical stope development was completed.  Lastly, the first quarter of fiscal 2005 experienced higher diamond drilling costs which totaled $289,544 with 22,444 feet of definition drilling carried out, which also contributed to a rise in operating costs.

Looking at non-operating expenses, Kirkland Lake Gold incurred $468,021 (2004- $223,471) in amortization and depletion of asset costs and $226,958 (2004 - $47,468) on interest and bank charges and amortization of finance charges.  For the quarter ended July 31, 2004, general and administrative expenses were $385,745, which is roughly in-line  when compared to $372,751 reported for the same period of the prior year.

4.  Liquidity, Capital Resources and Financial Condition

Liquidity

Kirkland Lake Gold’s cash balance at July 31, 2004 was $3,139,637 and working capital  was approximately $9 million.  The Company has a commitment to spend $7.7 million on exploration under the previous flow through financing by December 31, 2004.  Through July 31 2004, $4.2 million had been spent on flow through expenditures, leaving $3.5 million to be spent by calendar year end. Kirkland Lake Gold’s ability to continue as a going concern is dependent on future financings until the attainment of profitable and cash-generating operations sufficient to sustain the Company.

Cash Flow Discussion

Cash flow used for operations was $7,750,968 (2004-$3,266,837), during the first quarter fiscal 2005, explained largely by the fact that the Company has built a significantly larger mining workforce and undertaken significantly more near term development and stoping activity as reviewed earlier.  The total amount of new capital invested in Kirkland Lake Gold’s operations stood at $1,608,049 for fiscal 2004, (2004-$2,931,849), with roughly one third of this amount spent on new mining equipment, and the balance on  developmental work.

5. Summary of Quarterly Results

Summary of Quarterly Results
(expressed in 000’s of Canadian dollars )

Fiscal 2005	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue				3,591
Net Earnings (Loss)				(9,031)
Earnings (Loss) per share-Basic & diluted				(0.25)
Fiscal 2004	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	4,114	3,390	1,596	707
Net Earnings (Loss)	(8,215)	(5,741)	(4,655)	(4,005)
Earnings (Loss) per share-Basic & diluted	(0.25)	(0.19)	(0.16)	(0.16)

Fiscal 2003	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	1,478	2,153	8,073	0
Net Earnings (Loss)	(3,140)	(2,001)	1,366	(1,159)
Earnings (Loss) per share-Basic & diluted	(0.16)	(0.10)	0.07	(0.06)

Revenue generated by the Company is a function of gold production, coupled with prevailing gold prices on the spot market.  Efforts are underway to increase production on a sustained basis by improving overall productivity of a significantly larger mining workforce. While revenues decreased quarter over quarter, expenses increased as detailed previously owing to the need for higher short term development work, which led to a slightly higher loss versus the prior quarter and considerably higher as compared to the same period of the previous year.

6.  Outlook

Over the past 12 months, the Company has made considerable strides in establishing and efficient and productive underground workforce. The Company projects rising production levels resulting in positive operating cash flow during the second half of fiscal 2005.  In addition to seeking to continue to improve efficiencies, finding additional low cost ore reserves remains a top priority for Management.

Looking forward, the requirements for expenditures related to capital equipment should begin to noticeably decline, as a result of our efforts in fiscal 2004.  Capital expenditures in fiscal 2005 are expected to be $4.7 million, or $6.4 million lower than reported levels reported for the latest fiscal year, with roughly half of program spending on longer-term developmental work.

7.  Exploration Update

Subsequent to fiscal 2004 year end, Kirkland Lake Gold announced that positive exploration results boosted ore reserves by 28% to 630,000 ounces up from 490,000 ounces for the prior year.  Finding costs for these additional ore reserves was $9.41 per ounce.  Successful exploration results have increased proven and probable ore reserves by 78% since the dewatering and rehabilitation permitted underground drilling in July 2002.

In November 2003, the Company embarked on a planned $21 million three year exploration program targeted at finding significant new gold reserves.  Exploration costs for the first quarter of fiscal 2005 were $1.7 million, of which over $1.6 million was spent on flow through expenditures.

RESERVES	TONS	GRADE	OUNCES
PROVEN	586,400	0.42	248,900
PROBABLE	735,200	0.52	381,200
TOTAL PROVEN +PROBABLE	1,321,600	0.48	630,100

RESOURCES
MEASURED	923,300	0.37	337,300
INDICATED	2,329,500	0.30	708,800
TOTAL MEASURED+INDICATED	3,252,800	0.32	1,046,100

TOTAL PROVEN+PROBABLE+ MEASURED+INDICATED	4,574,400	0.37	1,676,200
INFERRED RESOURCE	642,800	0.30	191,300

The exploration program aimed at providing significant increases in resources and reserves did not begin until the end of fiscal year 2004, is now in full operation, and is expected to be continued over the next 2½ years. The discovery of a completely new ore trend, north-south rather than the classic east-west trend of the Camp, beyond the original goals of the exploration program, also opens up areas for new resources to be added.

An extensive definition drilling campaign was carried out in the first 6 months of fiscal  2004. The resumption of underground mining activities at #3 Shaft, with the expansion  into #2 Shaft, and at the Lakeshore Ramp was needed to prove up mining blocks, thru increased, closer spaced, definition drilling.  Increases in definition drilling will enable the Company to lower the definition requirements for fiscal 2005, re-allocating resources to the exploration program.

National Instrument 43-101 Disclosure

The reserves/resources have been estimated using definitions and procedures which conform to National Instrument 43-101. These reserves/resources were completed internally by Kirkland Gold personnel, while the previous reserves/resources were completed in Dec.2002 internally by Kirkland Gold personnel and were audited by Roscoe Postle Associates Inc. (an independent geological and mining consulting firm).

The reserves are not part of the resources. The reserves/resources are estimated using the polygonal method. All higher grades are cut to 3.50 ounce per ton and the cut-off grade is 0.25 ounce per ton over the horizontal mining width. All intersections are calculated out to a 5.0 foot minimum horizontal mining width. Dilution is added to proven and probable reserves at varying rates depending on mining method, and the width of the ore. Dilution in the reserve estimate overall averages 26% at 0.02 oz. per ton.

The area of influence of the proven reserves and measured resource categories is 30 feet from development chip samples, for probable and indicated categories a 50 feet radius from a known sample point (drill holes) is used; for inferred resource an additional 50 feet of influence. A 94% mining recovery of reserved tons is used. Continuity of the veins appear very good. The Company is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issue that may materially affect its estimate of mineral resources. The assumptions used include $375 U.S. per ounce of gold, and an exchange rate of $0.75 Canadian= U.S. $1.00 ($500 Canadian per ounce).  The full breakdown of the reserves/resources can be seen on the Kirkland Lake Gold website.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.  The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.  The Company’s Macassa Mine Property is the subject of a reserve report prepared by David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 and a reserve report prepared by Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine

Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003, and updated as of April 30th 2004. All of these technical reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

8. Changes in Accounting Policies

Stock-Based Compensation

Effective May 1st 2004, Kirkland Lake Gold has adopted the fair value method of accounting for stock based compensation. This method results in the recognition in earnings of the cost of stock-based compensation based on the estimated fair value of new stock options granted to directors and employees in the year.  This change in accounting policy, which has been adopted retroactively, and is expected to decrease net earnings for fiscal 2005 and beyond, by the fair value of the stock options granted in 2004.  More specifically, the restatement resulted in a cumulative increase of $807,250 to the opening deficit at May 1, 2004, and increases of $132,009, $54,030, and $621,211 to Share Capital, Contributed Surplus, and Options, respectively.

Asset Retirement Obligations

Effective with fiscal 2005, the Company has adopted a new accounting standard on asset retirement obligations. Under this standard, asset retirement obligations will be recognized for the costs associated with exit activities and recorded as a liability at fair value. The liability will be accreted over time through periodic charges to earnings. In addition, the asset retirement cost will be capitalized as part of the asset’s carrying value and amortized over the asset’s useful life. This change in accounting policy, which was adopted retroactively, has not had a significant impact on the Company.

9. Risks and Uncertainties

Gold Price/Foreign Exchange

The profitability of the Company is affected by business risks including the price of gold and the foreign currency exchange rate.  The price of gold can be volatile and the Company does not hedge gold sales.  Changes in the exchange rate can have a material impact as costs are incurred in Canadian dollars and revenues are in U.S. dollars.

Company’s Operations

The Company is also subject to the normal risks of underground mining which affects production rates and costs.  Over the past 12 months, Kirkland Lake Gold has hired a significant number of new underground miners within a highly competitive market.  The ability of the Company to achieve its’ production objectives is dependent in large measure on the training and retention of Kirkland Lake Gold’s workforce.  Kirkland Lake Gold’s mining operations and development and exploration activities are affected by various laws and regulations, including those which cover environmental, health, and safety matters. Existing legislation and regulations are subject to change, the impacts of which are difficult to measure. It is the policy of the Kirkland Lake Gold to maintain safe working conditions at its work site, comply with health and safety legislation, maintain equipment and premises in safe conditions, and ensure that all employees comply with safety procedures.

Additional Financings May be Required

The funding of its 3-year $21 million exploration program by Kirkland Lake Gold will likely require outside financing.  While the Company has been successful in the past, there is no assurance that funding will be available under the terms that are satisfactory to management.  The Company’s operations have to date resulted in negative cash flow and significant losses.  Funds available from operations may vary significantly from management’s estimates, due to changes in gold prices and foreign exchange rates, which are outside the control of management, and the success in achieving further production volumes and production costs which the Company has not been able to achieve to date.  Differences between actual results and management’s estimates will occur, and these differences may be material.  Accordingly, there is no assurance that operations will result in sufficient funds being available to the Company to continue in the normal course.

10. Environmental and Social Responsibility

Kirkland Lake Gold has the necessary licenses and permits for its gold mining and milling operations on its Kirkland Lake properties. The current permit allows the discharge of tailings at a mill processing rate of 2,000 tons per day for over 10 years. Under the terms of the formal closure plan filed in respect of the properties, the Company has deposited with the Ontario Ministry of Environment and northern Development the sum of $2,043,435 to fund the cost of the closure plans

This report contains “forward-looking statements,” including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, exchange rate, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to the calculation of mineral reserves and resources, requirement of additional financing, and other risks described in Kirkland Lake Gold Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia and Ontario, and with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	September 14, 2004	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer